VF 3-23-05 BR

05040592

ITED STATES
EXCHANGE COMMISSION
gton, D.C. 20549

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...NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 15074

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/2004 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Jefferies & Company, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11100 Santa Monica Boulevard
(No. and Street)

Los Angeles (City) California (State) 90025 (Zip Code)

PROCESSED
MAR 29 2005
THOMSON
FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Maxine Syrjamaki (310) 914-6034
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue (Address) Los Angeles (City) California (State) 90071 (Zip Code)

SEC MAIL PROCESSING RECEIVED MAR 01 2005 WASH. D.C. 179 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/28/2005

TL 3/2

OATH OR AFFIRMATION

I, Maxine Syrjamaki, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Jefferies & Company, Inc., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California, County of Los Angeles
Subscribed and sworn to before me this 10th
day of February, 2005.

Notary Public

Signature

Chief Financial Officer

Title

ROBERT A. EISNER
Commission # 1314718
Notary Public - California
Los Angeles County
My Comm. Expires Jul 23, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors
Jefferies & Company, Inc.:

We have audited the accompanying consolidated statement of financial condition of Jefferies & Company, Inc. and subsidiaries (the Company) as of December 31, 2004. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated statement of financial condition based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated statement of financial condition is free of material misstatement. An audit of a consolidated statement of financial condition includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit of a consolidated statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit of a consolidated statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated statement of financial condition presentation. We believe that our audit of the consolidated statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of Jefferies & Company, Inc. and subsidiaries as of December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2005

JEFFERIES & COMPANY, INC.
AND SUBSIDIARIES

Consolidated Statement of Financial Condition

December 31, 2004

(Dollars in thousands, except per share amounts)

Assets

Cash and cash equivalents	$	199,687
Cash and securities segregated and on deposit for regulatory purposes or deposited with clearing and depository organizations		485,399
Securities borrowed		10,228,399
Receivable from brokers and dealers		261,325
Receivable from customers, officers, and directors		357,925
Securities owned		497,238
Securities pledged to creditors		597,434
Short term bond funds		5,562
Investments		21,097
Investments in managed funds		52,585
Premises and equipment		49,269
Due from affiliates		24,351
Exchange memberships, at cost (market value of $32)		20
Goodwill		97,751
Other assets		224,189
	$	13,102,231

Liabilities and Stockholder's Equity

Bank loans	$	70,000
Securities loaned		9,648,611
Payable to brokers and dealers		80,815
Payable to customers		704,021
Securities sold, not yet purchased		1,094,318
Accrued expenses and other liabilities		320,617
Due to affiliates		142,702
		12,061,084
Stockholder's equity:		
Class A common stock of $0.10 par value. Authorized, issued, and outstanding 11,000 shares		1
Additional paid-in capital		411,229
Retained earnings		629,917
Total stockholder's equity		1,041,147
	$	13,102,231

See accompanying notes to consolidated financial statements.

(1) Summary of Significant Accounting Policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Jefferies & Company, Inc. (the Company) and its wholly owned subsidiaries, Jefferies Licensing Corporation, Jefferies Capital Management, Inc., Jefferies RTS Management LLC, and all other entities in which the Company has a controlling financial interest. Jefferies & Company, Inc. is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a wholly owned subsidiary of Jefferies Group, Inc. (Parent). The Company and its subsidiaries operate and are managed as a single business segment, that of an institutional securities broker-dealer, which engages in several types of financial services, such as principal and agency transactions in equity, high yield, convertible, and international securities, as well as investment banking, fundamental research, and asset management activities. Since the Company's services are provided using the same distribution channels, support services and facilities and all are provided to meet client needs, the Company does not identify assets or allocate all expenses to any service, or class of service as a separate business segment.

The usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest. Accordingly, the Company consolidates entities in which it has all, or a majority of the voting interest. Additionally, the Company consolidates variable interest entities if the Company is the "primary beneficiary". When the Company does not have a controlling financial interest in an entity but exerts significant influence over the entity's operating and financial policies (generally a voting or economic interest of 20% to 50%), the Company accounts for its investment in accordance with the equity method of accounting as required by Accounting Principles Board Opinion No. 18, *The Equity Method of Accounting for Investments in Common Stock*. If the Company does not have a controlling financial interest in, or exert significant influence over, the entity, the Company accounts for the investment at fair value.

All significant intercompany accounts and transactions are eliminated in consolidation.

Receivable from, and Payable to, Customers, Officers, and Directors

All customer securities transactions are reported on the consolidated statement of financial condition on a settlement date basis. Receivable from, and payable to, customers includes amounts receivable and payable on cash and margin transactions. Securities owned by customers and held as collateral for these receivables are not reflected in the consolidated statement of financial condition. Receivable from officers and directors represents balances arising from their individual security transactions. Such transactions are subject to the same regulations as customer transactions.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents, securities borrowed or purchased under agreements to sell, and certain receivables, are carried at fair value or contracted amounts which approximate fair value due to the short period to maturity. Similarly, liabilities, including bank loans, securities loaned or sold under agreements to repurchase, subordinated liabilities and certain payables, are carried at amounts approximating fair value. Securities owned and securities sold, not yet purchased, are valued at quoted market prices, if available. For securities without quoted prices, the reported fair value is estimated by using various sources of information, including quoted prices for comparable securities.

The Company has derivative financial instrument positions in option contracts, foreign exchange forward contracts and index futures contracts which are measured at fair value. The gross contracted or notional amount of these contracts is not reflected in the consolidated statement of financial condition and is not material in amount (see note 9 of the notes to consolidated financial statements).

Investments

Generally, the Company values its investments at fair value. Factors considered in valuing individual investments include, without limitation, available market prices, reported net asset values, type of security, purchase price, purchases of the same or similar securities by other investors, marketability, restrictions on disposition, current financial position and operating results, and other pertinent information.

Investments in Managed Funds

Investments in managed funds includes the Company's investments in funds managed by the Company and the Company's investments in third-party managed funds in which the Company is entitled to a portion of the management and/or performance fees.

Premises and Equipment

Premises and equipment are depreciated using the straight-line method over the estimated useful lives of the related assets (generally three to ten years). Leasehold improvements are amortized using the straight-line method over the terms of related leases or the estimated useful lives of the assets, whichever is shorter.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

Cash and Cash Equivalents

Cash equivalents consist of money market funds and other short-term investments, which are part of the cash management activities of the Company and generally mature within 90 days. At December 31, 2004, such cash equivalents amounted to $120,206,000.

Securities Borrowed and Securities Loaned

In connection with both its trading and brokerage activities, the Company borrows securities to cover short sales and to complete transactions in which customers have failed to deliver securities by the required settlement date, and lends securities to other brokers and dealers for similar purposes. The Company has an active securities borrowed and lending matched book business (Matched Book), in which it borrows securities from one party and lends them to another party. When the Company borrows securities, it provides cash to the lender as collateral, which is reflected in the Company's financial statements as receivable from brokers and dealers. Similarly, when the Company lends securities to another party, that party provides cash to the Company as collateral, which is reflected in the Company's financial statements as payable to brokers and dealers. The initial collateral advanced or received approximates, or is greater than, the fair value of the securities borrowed or loaned. The Company monitors the fair value of the securities borrowed and loaned on a daily basis and requests additional collateral, or returns excess collateral, as appropriate.

Repurchase and Reverse Repurchase Agreements

Repurchase agreements consist of sales of U.S. Treasury notes under agreements to repurchase. They are treated as collateralized financing transactions and are recorded at their contracted repurchase amounts.

Reverse repurchase agreements consist of purchases of U.S. Treasury notes under agreements to re-sell. They are treated as collateralized financing transactions and are recorded at their contracted re-sale amounts.

The Company monitors the fair value of the securities purchased and sold under these agreements daily versus the related receivable or payable balances. Should the fair value of the securities purchased decline or the fair value of the securities sold increase, additional collateral is requested or excess collateral is returned, as appropriate.

Goodwill

Goodwill represents the excess of cost over net assets acquired. Financial Accounting Standards Board ("FASB") No. 142, "Goodwill and Other Intangible Assets" changed the accounting for goodwill from an amortization method to an impairment-only approach. While goodwill is no longer amortized, it is tested for impairment annually as of the end of the third quarter, or sooner if events or circumstances dictate, by comparing the fair value of a reporting unit with its carrying amount, including goodwill. Goodwill is impaired when the carrying amount of the reporting unit exceeds the implied fair value of the reporting unit.

During 2004, the Company's Parent transferred the net assets of three entities previously acquired or formed by the Parent, Quarterdeck Investment Partners, LLC, Broadview International LLC, and Bonds Direct Securities LLC to the Company. Included in the net assets transferred was total goodwill amounting to $97,751,000, which consisted of $25,170,000 pertaining to Quarterdeck Investment Partners, LLC, $48,827,000 pertaining to Broadview International LLC, and $20,943,000 related to Bonds Direct Securities LLC. Subsequent to the transfer of the ownership interest in these entities from the Parent to the Company, the entities were liquidated and no longer exist as separate legal entities.

Foreign Currency Transactions

The Company's foreign revenues and expenses are remeasured at average current exchange rates during each reporting period.

New Accounting Standards

In January 2003, the FASB issued Interpretation No. 46 ("FIN 46"), "*Consolidation of Variable Interest Entities*," which provides guidance on the consolidation of certain entities in which the equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. Such entities are referred to as variable interest entities ("VIE's"). FIN 46 requires that a VIE be consolidated by a business enterprise if that enterprise is deemed to be the primary beneficiary of the VIE. FIN 46 was effective January 31, 2003 for the Company with respect to interest in VIE's that were obtained after that date. With respect to interests in VIE's existing prior to February 1, 2003, the FASB issued Interpretation No. 46 (revised December 2003) ("FIN 46R"), which provides technical corrections and extended the effective date of FIN 46 to the first reporting period that ended after March 15, 2004. The Company fully adopted FIN 46R in the second quarter of the current year. The provisions of FIN 46R did not have a material impact on the Company's consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "*Share Based Payments*", which is a revision of SFAS No. 123, "*Accounting for Stock-Based Compensation*". SFAS No. 123(R) supersedes APB Opinion No. 25, "*Accounting for Stock Issued to Employees*" and amends SFAS No. 95, "*Statement of Cash Flows*". Generally, the approach in SFAS No.123(R) is similar to the approach described in SFAS No. 123. However, SFAS No. 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative. The new standard will be effective for the Company in the first interim or annual reporting period beginning after June 15, 2005, which is the third quarter of fiscal 2005. The Company has assessed the impact on adopting this new standard and does not believe that the adoption of SFAS No 123R will have a material impact on the Company's consolidated financial statements.

Use of Estimates

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare this consolidated statement of financial condition in conformity with accounting principles generally accepted in the United States of America. Actual results could differ from those estimates.

(Continued)

(2) Receivable From, and Payable to, Brokers and Dealers

The following is a summary of the major categories of receivable from, and payable to, brokers and dealers as of December 31, 2004 (in thousands of dollars):

	Receivable	Payable
Securities failed to deliver / receive	$ 39,977	$ 72,218
Trade date adjustment to securities inventories	173,696	—
Receivable from / payable to clearing organizations	43,084	1,171
Other	4,568	7,426
	$ 261,325	$ 80,815

(3) Receivable from Customers, Officers, and Directors

The following is a summary of the major categories of receivable from customers, officers, and directors as of December 31, 2004 (in thousands of dollars):

Customers (net of allowance for uncollectible accounts of $294)	$ 342,128
Officers and directors	15,797
	$ 357,925

(4) Securities Owned, Securities Pledged to Creditors, and Securities Sold, Not Yet Purchased

The following is a summary of the market value of major categories of securities owned and securities sold, not yet purchased, as of December 31, 2004 (in thousands of dollars):

	Securities owned	Securities sold, not yet purchased
Corporate equity securities	$ 196,278	485,265
Corporate debt securities	250,156	499,151
U.S. Government securities	26,954	96,747
Other	1,075	624
Options	22,775	12,531
	$ 497,238	1,094,318

(Continued)

The following is a summary of the market value of major categories of securities pledged to creditors as of December 31, 2004 (in thousands of dollars):

	Securities pledged to creditors
Corporate equity securities	$ 99,407
Corporate debt securities	455,207
U.S. Government securities	42,820
	$ 597,434

(5) Investments in Managed Funds

Investments in managed funds consists of the Company's interest in the High Yield funds that the Company manages.

(6) Premises and Equipment

The following is a summary of premises and equipment as of December 31, 2004 (in thousands of dollars):

Furniture, fixtures, and equipment	$ 97,635
Leasehold improvements	42,920
Total	140,555
Less accumulated depreciation and amortization	91,286
	$ 49,269

(7) Income Taxes

The Company's operations are included in the consolidated Federal income tax return of the Parent. Substantially all income tax liabilities are due to the Parent. The Company accounts for income taxes on a separate-return basis.

Deferred income taxes are provided for temporary differences in reporting certain items, principally deferred compensation, and give rise to the deferred tax asset of $121,755,000 included in other assets. Current income tax liabilities of $90,167,000 are included in accrued expenses and other liabilities.

There was no valuation allowance for deferred tax assets as of December 31, 2004. Management believes it is more likely than not that the Company will generate sufficient taxable income in the future to realize the deferred tax asset.

(Continued)

(8) Employee Benefit Plans

Certain employees of the Company are covered by a defined benefit pension plan sponsored by the Parent. The plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Benefits are based on years of service and the employee's career average pay. The Parent's funding policy is to contribute to the plan at least the minimum amount that can be deducted for Federal income tax purposes. Differences in each year, if any, between expected and actual returns in excess of a 10% corridor (as defined in SFAS No. 87, *Employers' Accounting for Pensions*) are amortized in net periodic pension calculations.

The following table sets forth the plan's funded status and amounts recognized in the Parent's consolidated statements of financial condition (in thousands of dollars):

Accumulated benefit obligation	$	40,565
Projected benefit obligation for service rendered to date	$	45,688
Plan assets, at fair market value		29,197
Excess of the projected benefit obligation over plan assets		16,491
Unamortized prior service cost		252
Unrecognized net loss		(16,913)
Adjustment to recognize minimum liability		11,790
Intangible asset		(252)
Pension liability included in other liabilities	$	11,368

The following tables reconcile the fair value of assets and the projected benefit obligation of the Parent Company's plan for the year ended December 31, 2004 (in thousands of dollars):

Fair value of assets, beginning of year	$	23,665
Employer contributions		4,000
Benefit payments made		(939)
Total investment return		2,471
Fair value of assets, end of year	$	29,197
Projected benefit obligation, beginning of year	$	40,691
Service cost		1,984
Interest cost		2,457
Actuarial gains and losses		1,495
Benefits paid		(939)
Projected benefit obligation, end of year	$	45,688

(Continued)

The plan assets consist of approximately 60% equities and 40% fixed income securities. The target allocation of plan assets for 2005 is approximately 60% equities and 40% fixed income securities. The weighted average discount rate and the rate of increase in future compensation levels used in determining the actuarial present value of the projected benefit obligation were 5.75% and 4.00%, respectively, in 2004. The expected long-term rate of return on assets was 7.50% in 2004.

The Company presently anticipates contributing about $3 million to its pension plan during 2005.

Expected benefit payments through December 31, 2014 are as follows (in thousands of dollars):

2005	$ 378
2006	576
2007	675
2008	821
2009	1,004
2010 through 2004	8,488

The Company incurs expenses related to various benefit plans of the Parent covering substantially all employees, including an Employee Stock Ownership Plan, an Employee Stock Purchase Plan (ESPP) designed to qualify under Section 423 of the Internal Revenue Code (IRC) and a profit sharing plan, which includes a salary reduction feature designed to qualify under Section 401(k) of the IRC. The Company also participates in a stock ownership and long-term incentive plan (the Plan) sponsored by the Parent. The Plan allows awards to certain employees in the form of incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock, unrestricted stock, performance award dividend equivalents or other stock based awards.

(8) Related Party Transactions

The Company received interest revenues from Jefferies International Limited and Bonds Direct Securities LLC. The interest relates to subordinated loans to Jefferies International Limited and Bonds Direct Securities LLC.

The Company received clearing fees and administrative service charges from Helfant Group and Bonds Direct Securities LLC.

The Company paid interest expense to Helfant Group, Bonds Direct Securities LLC, Jefferies Switzerland Ltd., and Jefferies Pacific Limited.

The Company paid floor brokerage and clearing fee expenses to Helfant Group.

The Company paid service fees to Jefferies International Limited and Jefferies Pacific Limited for various broker services.

The Company received asset management fees from its High Yield funds, the Jackson Creek CDO, and the RTS Fund.

(Continued)

The Company provides trading, clearing, and general and administrative services, which are reimbursed by the High Yield funds.

The Company was reimbursed by Jefferies Capital Partners, Burdett Buckeridge Young Limited, and Babson Capital for general and administrative services.

During 2004, the Company's Parent transferred the net assets of three entities previously acquired or formed by the Parent, Quarterdeck Investment Partners, LLC, Broadview International LLC, and Bonds Direct Securities LLC to the Company. Included in the net assets transferred was total goodwill amounting to $97,751,000. Information on the amounts transferred by entity are as follows (in thousands of dollars):

Entity Transferred	Total Net Assets Transferred	Related Goodwill Amount
Quarterdeck Investment Partners, LLC	$41,648	$25,170
Broadview International LLC	54,937	48,827
Bonds Direct Securities LLC	31,128	20,943
Other	2,811	2,811
Total	$130,524	$97,751

The transfer was recorded as a capital contribution, to the extent of $83,091,000, with the remainder recorded through the Company's "Due to Affiliates" account.

Subsequent to the transfer of the ownership interest in these entities from the Parent to the Company, the entities were liquidated and no longer exist as separate legal entities.

(9) Financial Instruments

Off-Balance Sheet Risk

The Company has contractual commitments arising in the ordinary course of business for securities loaned or purchased under agreements to sell, securities sold but not yet purchased, repurchase agreements, future purchases and sales of foreign currencies, securities transactions on a when-issued basis, options contracts and underwriting. Each of these financial instruments and activities contains varying degrees of off-balance sheet risk whereby the market values of the securities underlying the financial instruments may be in excess of, or less than, the contract amount. The settlement of these transactions is not expected to have a material effect upon the Company's consolidated financial statements.

In the normal course of business, the Company had letters of credit outstanding aggregating $21,300,000 at December 31, 2004 to satisfy various collateral requirements in lieu of depositing cash or securities. All of these letters of credit were issued prior to December 31, 2004 and the current carrying amount of the aggregate liability is $0.

The gross contracted or notional amounts of index futures contracts, options contracts and foreign exchange forward contracts, which are not reflected in the consolidated statement of financial condition, are set forth in the table below and provide only a measure of the Company's involvement in these contracts at December 31, 2004. They do not represent amounts subject to market risk and in many cases, serve to reduce the Company's overall exposure to market and other risks:

	Notional or contracted amount	
	Purchase	**Sale**
	(Dollars in thousands)	
Futures contracts	$ 112,814	109,546
Option contracts	652,571	690,400
Foreign exchange forward contracts	477	25,095

Credit Risk

In the normal course of business, the Company is involved in the execution, settlement and financing of various customer and principal securities transactions. Customer activities are transacted on a cash, margin or delivery-versus-payment basis. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date or to the extent of margin balances.

The Company seeks to control the risk associated with these transactions by establishing and monitoring credit limits and by monitoring collateral and transaction levels daily. The Company may require counterparties to deposit additional collateral or return collateral pledged. In the case of aged securities failed to receive, the Company may, under industry regulations, purchase the underlying securities in the market and seek reimbursement for any losses from the counterparty.

Concentration of Credit Risk

As a major securities firm, the Company's activities are executed primarily with and on behalf of other financial institutions including brokers and dealers, banks and other institutional customers. Concentrations of credit risk can be affected by changes in economic, industry or geographical factors. The Company seeks to control its credit risk and the potential risk concentration through a variety of reporting and control procedures including those described in the preceding discussion of credit risk.

Fair Value of Derivative Financial Instruments

The Company has derivative financial instrument positions in option contracts, foreign exchange forward contracts and index futures contracts, which are measured at fair value. The option positions taken are generally part of a strategy in which related equity positions are taken. The foreign exchange forward contract positions are generally taken to lock in the dollar cost or proceeds of foreign currency commitments associated with unsettled foreign denominated securities purchases or sales. The average maturity of the forward contracts is generally less than a week. The index futures positions are generally taken as a hedge versus securities inventories or other investments.

(Continued)

The following is an aggregate summary of the average 2004 and December 31, 2004 fair values of derivative financial instruments (in thousands of dollars):

		Average	End of period
Futures contracts:			
In a favorable position	$	282	122
In an unfavorable position		(2,124)	(2,953)
Option contracts:			
Purchases		17,739	22,775
Sales		(10,348)	(12,531)
Foreign exchange forward contracts:			
Purchases and sales, net		10	(27)

(10) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined.

At December 31, 2004, the Company had net capital of $284,716,000, which was 49% of aggregate debit balances and $272,987,000 in excess of required net capital.

(11) Contingencies

Many aspects of the Company's business involve substantial risks of liability. In the normal course of business, the Company and its subsidiaries have been named as defendants or co-defendants in lawsuits primarily involving claims for damages. The Company's management believes that pending litigation will not have a material adverse effect on the Company.

(12) Leases

As a lessee, the Company leases certain premises and equipment under noncancelable agreements expiring at various dates through 2017. Future minimum lease payments for all noncancelable operating leases at December 31, 2004 are as follows (in thousands of dollars):

		Gross	Sub-leases	Net
2005	$	25,467	2,719	22,748
2006		25,087	2,075	23,012
2007		21,986	1,895	20,091
2008		20,969	1,194	19,775
2009		17,392	168	17,224
Thereafter		74,625	—	74,625